Equinox Fund Management LLC

March 15, 2012

VIA UPS and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, D.C. 20549

Attn: Ms. Cicely LaMothe

Re:	The Frontier Fund

Form 10-K

Filed March 28, 2011

File No. 000-51274

Ladies and Gentlemen:

Equinox Fund Management LLC, the managing owner (the “Managing Owner”) of The Frontier Fund, a Delaware statutory trust (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated March 1, 2012, relating to the Registrant’s Form 10-K filed on March 28, 2011 (File No. 000-51274). We have prepared our response with the assistance of our outside legal counsel. As requested, each response is numbered to correspond to the Commission’s comment letter. A copy of this letter is being sent to the Commission via overnight mail.

Form 10-K for the year ended December 31, 2010

Financial Statements

General

Comment #1

We have considered your response to our previous comment 7 and continue to believe your financial statements should include the audited financial statements of the legal registrant as well as each series. Please clarify for us the entity that you consider to be the legal registrant, and revise your financial statements in future filings accordingly.

Response #1

We confirm that the legal registrant is The Frontier Fund, and we undertake to include the audited financial statements of the legal registrant as well as each series in future filings.

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (609) 447-4454, or our outside counsel, Timothy Selby of Alston & Bird LLP, at (212) 210-9494.

Sincerely,

/s/ Philip Liu

Philip Liu

General Counsel

Cc:	Timothy P. Selby, Alston & Bird LLP

Matthew W. Mamak, Alston & Bird LLP